Exhibit 99.2

AIROBOTICS LTD

(the “Company”)

Date:	July 5, 2022

To:	Israel Securities Authority

https://www.new.isa.gov.il/

The Tel Aviv Stock Exchange Ltd

https://www.tase.co.il/he

Re: Execution of Term Sheet for the Purchase of the Company

Via Merger or Acquisition

The Company would like to inform you that on July 5, 2022, the Company executed a term sheet with Ondas Holdings Inc., a company that is traded on the NASDAQ (“Ondas”), and is engaged to the best of the Company’s knowledge, in the development and supply of private wireless networks, as well as the provision of automated data solutions via drones, for the acquisition of the Company by Ondas or a company wholly-owned by it, by way of a merger or acquisition (respectively, the “Term Sheet” and the “Parties”). Please note that the Term Sheet is subject to the execution of a binding agreement to the satisfaction of the Parties and subject to their sole discretion.

The following are the main terms of the Term Sheet:

1. Ondas shall purchase the entire issued and outstanding share capital of the Company1 and, as consideration, the securityholders of the Company shall be issued securities of Ondas at a conversion ratio of 0.168062 (the “Consideration”), such that each share of the Company shall be exchanged for 0.16806 shares of stock of Ondas. Subject to further tax analysis of the Parties, the options and rights to purchase shares of the Company shall be exchanged at the abovementioned ratio for stock options and rights to purchase shares of stock of Ondas at the same terms that apply to the options and rights to purchase shares of the Company, such as vesting schedules and applicable tax track, all in accordance with the Term Sheet. Options and rights to purchase shares of the Company that are not exchanged for options and rights to purchase shares of Ondas as detailed above or that were not exercised prior to or on the date of the closing of the transaction shall be cancelled in accordance with their terms and any applicable provisions of law.

2. The amount of the Consideration is subject to the Company not having any indebtedness as of the date of the closing, except for the following:

2.1. A loan to the OurCrowd Group3, an interested party in the Company, in the amount of US$ 1.1 million, as well as any accumulated interest as of the date of repayment (the “OurCrowd Loan”)4; the OurCrowd Loan shall be fully repaid prior to or as of the date of the closing of the transaction;

2.2. Payments to the Israel Innovation Authority of the Ministry of Economy and Industry of the State of Israel (the “IIA”)5;

2.3. The Ondas Loan (as defined below); and

2.4. The Alternative Loan (as defined below).

[1]	As of the date of the execution of the Term Sheet, the Company has issued 16,809,447 Ordinary Shares, 6,628,772 options and 3,501,312 rights to purchase shares (in the form of warrants) (the “Company’s Securities”).

[2]	It should be noted that, based on the closing price of each of the Company’s and Ondas’ shares (on the applicable stock exchange), (i) the exchange rate at the end of the trading day prior to the execution of the Term Sheet, and (ii) the average of thirty (30) trading days prior to the execution of the Term Sheet, the amount of the Compensation reflects a premium of the price per share of a share of the Company.

[3]	Via OurCrowd General Partner Limited Partnership.

[4]	For additional information concerning the OurCrowd Loan, please refer to the Immediate Report of the Company from May 22, 2022 (reference no. 2022-01-050064).

[5]	In accordance with development grants the Company received within the framework of R&D programs from the IIA as detailed in the Immediate Reports of the Company.

3. The obligations of the Parties in order to close the transaction will be subject to the completion or waiver in writing of, amongst others, the following terms:

3.1. The execution of a final and binding agreement to the satisfaction of the Parties;

3.2. Receipt of all required Board of Directors’ and shareholders’ approvals;

3.3. Confirmation and conclusion of the due diligence of the Company by Ondas; and

3.4. Acceptance of any material third party consent (whether in accordance with any contractual right, governmental authority or rules or regulations of NASDAQ, the Tel Aviv Stock Exchange Ltd or any other stock exchange or securities regulations) insofar as it may affect the transaction, including, but not limited to, an approval from the IIA or a relevant stock exchange, a ruling from any Israeli tax authorities, and any additional consent and/or approval that will be required for the purpose of listing for trading Ondas’ shares, as applicable.

4. The Company agrees to operate in accordance with the ordinary course of business until the earlier of: (i) the execution of a binding agreement between the Parties; (ii) the conclusion of the exclusivity period as detailed further in Section 7 below; or (iii) the termination of negotiations between the Parties.

5. Immediately following the execution of a binding agreement, subject to a written request of the Company in its sole discretion, Ondas shall provide the Company with a loan to finance its ongoing activities up until the closing of the transaction in the maximum amount of US$ 1.5 million (the “Ondas Loan”), and which will be secured by a first-class lien on all of the Company’s assets as detailed in the Term Sheet. The terms of the Ondas Loan shall be in accordance with market standards for companies under similar circumstances to those of the Company and shall be repaid by December 31, 2022. Instead of the Ondas Loan, the Company shall be entitled to take out a loan from OurCrowd, an interested party in the Company, or from a reputable bank, on such terms and in such amount acceptable to Ondas (the “Alternative Loan”).

6. According to the term-sheet certain members of the management of the Company are anticipated to enter into new employment agreements with the Company that will come into effect as of the closing of the transaction, if and when that occurs.

7. The Parties will act solely in the interest of executing a binding agreement, as detailed in the Term Sheet, until the earlier of: (i) the conclusion of thirty (30) days since Ondas received a copy of the Term Sheet signed by the Company; or (ii) the execution of a binding agreement that will include acceptable provisions in relation to exclusivity and no-shop, subject to the provisions of the Term Sheet and any applicable law. In accordance thereof, the Company undertakes to cease all negotiations or discussions with any third party in relation to the acquisition of or investment in the Company and to immediately inform Ondas concerning any competitive proposal, except as detailed in the Term Sheet.

8. Furthermore, the Term Sheet includes acceptable provisions relating to, amongst others, confidentiality, governing law (New York) and expenses, all of which shall continue to apply even if no binding agreement is executed by the Parties.

It should be noted that the parties intend to act to complete the proposed transaction in the second half of 2022.

For the avoidance of doubt, under the current circumstances, the Company wishes to emphasize that it is not possible to assess, at this stage, whether, when and under what terms a binding agreement will be signed and if the transaction will be completed.

Sincerely,

Meir Kliner, CEO and Director

and

Yishay Curelaru, CFO

Airobotics Ltd